Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: First Miami Bancorp, Inc.
Commission File No.: 001-35095
Date: March 9, 2023
Set forth below is an internal newsletter to employees of First Miami Bancorp, Inc. regarding the proposed merger of First Miami Bancorp, Inc., with and into United Community Banks, Inc.

Merger News:
Key transaction milestone dates*:

• Q3: Legal close
• October 23: Conversion
*subject to regulatory approval

Customer Communication:
As we transition, we know your clients will have questions. A list of FAQ’s that can be used to help answer questions as well as provide some next steps is included at the end of this newsletter.

United in Our Communities:
United Community Bank is committed to our communities. Just last month, our team was out in full force partnering with Habitat for Humanity of Greater Miami to build a home for a family in the area. This is United's first Habitat for Humanity build of 2023, with plans to build a home in every state across our footprint over the next year.

Human Resources:
One of United Community Bank’s measures is to be a great place for great people to work. For those FNBSM employees impacted by the acquisition, our HR department encourages you to apply for open positions on our hiring page. To do that, just visit the United Community Bank career page and click on ‘View Current Openings.’ There you’ll find many opportunities to apply to be part of our team! If you experience any issues or are unable to apply online, please call HR at 706-439-6550.

United’s HR Department will be covering a topic each week to answer questions ahead of the transition, including:
• Compensation specifics
• 401K retirement and deferred compensation
• Benefits overview
• Payroll

We welcome any questions you might have through our unique HR inbox set up for FNBSM employees:
UnitedTogether_Questions@ucbi.com

Frequently Asked Questions
1. Who is United Community Bank?
Since 1950, United has provided best in class service to our clients as the foundation of every relationship. Known as “The Bank That SERVICE Built®,” we are committed to improving lives in the communities we serve. We strive to provide valuable, convenient, and innovative products and services with the attentive client service you deserve.
2. How will the merger impact me?
There will be no immediate effects for any FNBSM clients. You should continue to conduct your banking as you normally do, and you will continue to experience the same great service from the same local teams you know and trust.
3. Where can I find additional information?
FNBSM and United issued a joint announcement on February 13, 2023, that includes some initial details and is available at ir.ucbi.com. We will continue to update you through a variety of direct communications and public announcements as more information becomes available.
4. Why are FNBSM Bank and United Community joining forces?
FNBSM and United are combining to be able to provide more services to FNBSM clients, while maintaining the culture of service that you have come to love. Both banks have client-centric community banking philosophies that, when combined, will provide the stability and continuity of a larger institution. This will enable ongoing investment in new technology and new products that will help customers continue to grow and prosper.

5. When will FNBSM begin its transition into United?
On February 13, 2023, FNBSM announced the intention to become a part of United. This transition is still subject to all approvals from banking regulators and the First Miami Bancorp, Inc. shareholders. The merger is expected to be completed in the third quarter of 2023.
6. Will my accounts still be FDIC insured?
If you do not have any pre-existing accounts with United, then there will be no change to your FDIC insurance coverage. If you do have accounts at both United and FNBSM, the FDIC provides continuing separate insurance coverage for at least six months following the anticipated merger in the third quarter of 2023.
7. Will you continue to operate under the FNBSM Bank name?
Initially yes; however, FNBSM will eventually begin operating under the United Community Bank name, with a full transition anticipated in the fourth quarter of 2023. Our teams will work to make this transition as seamless as possible.
8. Do I need to do anything right now with my accounts?
No, at this time there are no actions that need to be taken. As we prepare for the full transition anticipated in October of 2023, you may begin to see the United Community Bank name appear on some legal documents and contracts or see statements such as “United Community Bank d/b/a First National Bank of South Miami.” You should continue to conduct your banking as you normally do. We will notify you in advance if any action is needed.

9. Will I be notified of important changes impacting my accounts, including online and mobile banking?
Yes, the FNBSM and United teams are dedicated to you, our client, and we will communicate as frequently as possible throughout this transition. Any account, online and/or mobile banking changes that may impact you will be communicated well in advance.
10. Who do I contact if I have questions about my accounts today or concerns going forward?
If you have any questions and/or concerns, you should contact your local FNBSM team. Our teams will be working closely together, and your local FNBSM team will continue to be your trusted resource.
11. Will my local banking office remain open?
There are no planned closures or consolidations of any branches because of the merger. You will continue to enjoy the same convenience and service from the local team of bankers you know and trust, at the same locations you use today.
12. Does United currently have banking offices in the Miami area?
Yes. United operates under the Seaside Bank and Trust name across the Florida market and has an office in Coral Gables, Florida.
We understand you may have additional questions related to this transition.
Please know that FNBSM and United are currently preparing a comprehensive transition plan that will address these questions and much more. We will continue to update you regularly as this transition progresses.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger between United Community Banks, Inc. (“United”) and First Miami Bancorp, Inc. (“First Miami”), United intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of First Miami to be sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

United and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of United and their ownership of United common stock can be found in United’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.